UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2026

Commission File Number 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Eng Yong Julius Toh, Chief Executive Officer

3 International Business Park #03-29

Nordic European Centre

Singapore, 609927

Telephone: +65 6518 4887

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

On October 9, 2026, VS MEDIA Holdings Limited (the “Company”) held an extraordinary general meeting of members (the “Extraordinary Meeting”) at 10:00 a.m., Singapore time, at 3 International Business Park #03-29, Nordic European Centre, Singapore, 609927.

As of 5:00 p.m., New York time, on September 21, 2026 (the “Record Date”), the record date for the Extraordinary Meeting, there were 4,562,632 of the Company’s Class A Ordinary Shares and 14,286 of the Company’s Class B Ordinary Shares issued and outstanding and entitled to vote at the Extraordinary Meeting, representing an aggregate of 4,819,780 votes. Each holder of the Company’s Class A Ordinary Shares was entitled to one (1) vote in respect of each Class A Ordinary Share held by such holder on the Record Date, and each holder of the Company’s Class B Ordinary Shares was entitled to eighteen (18) votes in respect of each Class B Ordinary Share held by such holder on the Record Date, with holders of Class A Ordinary Shares and Class B Ordinary Shares voting together as a single class on all matters submitted to a vote at the Extraordinary Meeting.

2,326,160 Class A Ordinary Shares, which represented approximately 50.98% of the outstanding Class A Ordinary Shares, and 14,286 Class B Ordinary Shares, which represented 100% of the outstanding Class B Ordinary Shares, were present in person or represented by proxy at the Extraordinary Meeting, together representing 2,583,308 votes, or approximately 53.60% of the total votes entitled to be cast, and constituting a quorum under the Company’s Amended and Restated Memorandum and Articles of Association.

Two items of business were acted upon by the Company’s shareholders at the Extraordinary Meeting, each of which was approved by the shareholders by the requisite simple majority of the votes cast. The voting results set forth below reflect the final tabulation of votes cast by proxy and in person at the Extraordinary Meeting, and the number of Class B Ordinary Shares voted is stated in shares, each carrying eighteen (18) votes.

1.	Proposal 1 – Restructuring

Shareholders approved, as an ordinary resolution, the restructuring of the Company’s corporate group (the “Restructuring”), pursuant to which (i) VSM Holdings Limited, a wholly-owned subsidiary of the Company incorporated in the British Virgin Islands (“VSM”), shall transfer all of its shares in VS MEDIA PTE. LTD., a wholly-owned subsidiary of VSM incorporated in Singapore, to Aurenza Group Limited, a wholly-owned subsidiary of the Company incorporated in the British Virgin Islands, and (ii) following the completion of such transfer, the Company shall sell all of its shares in VSM to a third party unaffiliated with the Company for a consideration of US$1.00, for the purpose of disposing of loss-making businesses, and authorized the board of directors of the Company (the “Board”) to do all acts and things as the Board in its sole discretion considers necessary or desirable for the purposes of giving effect to and/or implementing the Restructuring. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against (Class A Ordinary Shares)	Abstain (Class A Ordinary Shares)
2,184,084	14,286	141,475	601

2.	Proposal 2 – Adoption of Second Amended and Restated Memorandum and Articles of Association

Shareholders approved, as an ordinary resolution, the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Second Amended and Restated M&A”) in substitution for, and to the exclusion of, the existing Memorandum and Articles of Association of the Company, which reflects, among other changes, (i) the change of the Company’s name from “VS MEDIA Holdings Limited” to “Forcendra Holding Limited,” (ii) the addition of express authority of the Board and the shareholders to divide or combine the Company’s shares, (iii) the introduction of a right of the Company to redeem Class B Ordinary Shares upon the occurrence of a Triggering Event (as defined therein), (iv) the reduction of the threshold for removal of directors by shareholders from 75% to 50%, (v) the modernization of the Company’s notice and communication framework to permit electronic and website delivery, and (vi) the opt-out of Section 175 of the BVI Business Companies Act (As Revised), and authorized the Board to do all acts and things as the Board in its sole discretion considers necessary or desirable for the purposes of giving effect to and/or implementing the adoption of the Second Amended and Restated M&A. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against (Class A Ordinary Shares)	Abstain (Class A Ordinary Shares)
2,173,917	14,286	151,543	700

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2026	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Eng Yong Julius Toh
	Name:	Eng Yong Julius Toh
	Title:	Chief Executive Officer